Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

CONNECTED TRANSACTIONS

IN RESPECT OF PROPOSED SHARE ISSUANCE

CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE

On 30 October 2019, the Board proposed to put forward to the EGM and the Class Meetings to approve and authorise the Board to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH at the A Share Subscription Price, and enter into the A Shares Subscription Agreement with CSAH, pursuant to which CSAH proposed to subscribe for not more than 2,453,434,457 new A Shares, the consideration of which shall be satisfied by cash. The total funds to be raised from the proposed A Share Issuance will be not more than RMB16,800.00 million (including RMB16,800.00 million), which will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings.

On 30 October 2019, the Board also proposed to put forward to the EGM to approve the connected transaction in relation to the issuance of not more than 613,358,614 new H Shares (including 613,358,614 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share Subscription Price and to enter into the H Shares Subscription Agreement with Nan Lung. The total funds to be raised from the proposed H Share Issuance will be not more than HK$3,500.00 million (including HK$3,500.00 million), which will be utilised to supplement the general working capital of the Company.

The A Share Issuance and the H Share Issuance are not inter-conditional upon each other.

The new A Shares to be issued under the A Share Issuance will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings, and the new H Shares to be issued under the H Share Issuance will be issued pursuant to the General Mandate and shall be subject to approval by the Independent Shareholders at the EGM.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Upon completion of the Proposed Share Issuance, the registered share capital and the shareholding structure of the Company will change and therefore the articles regarding the updated registered share capital, the updated number of shares, the updated shareholding structure and/or the Shareholders in the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM to authorise the Board or its authorised representative to make consequential amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance.

LISTING RULES IMPLICATION

As CSAH is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAH, and hence they are connected persons of the Company under the Listing Rules, the subscription of new A Shares by CSAH and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee comprising the independent non-executive Directors will be formed to advise Independent Shareholders on the terms of the Share Subscription Agreements and the transactions contemplated thereunder.

GENERAL INFORMATION

The EGM will be held to consider and, if thought fit, approve, among other matters, the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder. The Class Meetings will be convened to seek approval of the Shareholders in respect of the A Share Issuance.

In respect of the proposed resolution to approve the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder, (i) CSAH and its associates, who are directly and indirectly holding an aggregate of 6,199,719,248 Shares (representing approximately 50.54% of the issued share capital of the Company) as at the date of this announcement, are required to abstain from voting at the EGM, (ii) CSAH, who is holding 4,528,431,323 A Shares (representing approximately 36.92% of the issued share capital of the Company) as at the date of this announcement, is required to abstain from voting at the class meeting for holders of A Shares, and (iii) Nan Lung and Perfect Lines (Hong Kong) Limited, who are holding an aggregate of 1,671,287,925 H Shares (representing approximately 13.62% of the issued share capital of the Company) as at the date of this announcement, are required to abstain from voting at the class meeting for holders of H Shares.

A circular containing, among others, further details of the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder as well as other related matters, together with notices of the EGM and the Class Meetings, is expected to be despatched to the Shareholders as soon as practicable and within 15 business days after the publication of this announcement.

WARNING: As the Proposed Share Issuance and the Share Subscription Agreements are conditional upon the fulfilment of certain conditions as mentioned below, the Proposed Share Issuance and the Share Subscription Agreements may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

I.	CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE

On 30 October 2019, the Board proposed to put forward to the EGM and the Class Meetings to approve and authorise the Board to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) to CSAH at the A Share Subscription Price, and enter into the A Shares Subscription Agreement with CSAH, pursuant to which CSAH proposed to subscribe for not more than 2,453,434,457 new A Shares, the consideration of which shall be satisfied by cash. The total funds to be raised from the proposed A Share Issuance will be not more than RMB16,800.00 million (including RMB16,800.00 million), which will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings.

On 30 October 2019, the Board also proposed to put forward to the EGM to approve the connected transaction in relation to the issuance of not more than 613,358,614 new H Shares (including 613,358,614 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share Subscription Price and to enter into the H Shares Subscription Agreement with Nan Lung. The total funds to be raised from the proposed H Share Issuance will be not more than HK$3,500.00 million (including HK$3,500.00 million), which will be utilised to supplement the general working capital of the Company.

The A Share Issuance and the H Share Issuance are not inter-conditional upon each other.

The new A Shares to be issued under the A Share Issuance will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings, and the new H Shares to be issued under the H Share Issuance will be issued pursuant to the General Mandate and shall be subject to approval by the Independent Shareholders at the EGM.

1.	A SHARE ISSUANCE

The Board proposed to put forward to the EGM and the Class Meetings to approve and authorise, inter alia, the Board to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) (representing not more than 20% of the existing number of issued Shares as at the date of this announcement) to CSAH at the A Share Subscription Price by way of non-public issue, and the total issue size of not more than RMB16,800.00 million (including RMB16,800.00 million).

The Price Benchmark Date of the A Share Subscription Price shall be the first day of the issuance period of the new A Shares and therefore could not be determined as at the date of this announcement.

The validity period of the resolutions in respect of the A Share Issuance is 12 months from the passing of the resolutions with respect to the A Share Issuance at the EGM and the Class Meetings.

A SHARES SUBSCRIPTION AGREEMENT

CSAH entered into the A Shares Subscription Agreement with the Company, pursuant to which, the Company will issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) and CSAH will at the A Share Subscription Price, subscribe for not more than 2,453,434,457 new A Shares, the consideration of which shall be satisfied by cash. The final number of shares to be issued will be counted to single digit (rounded down to the nearest whole number).

Date

30 October 2019

Parties

(1) The Company, as the issuer.

(2) CSAH, as the subscriber.

Number of new A Shares to be issued

The Company will issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) and CSAH will subscribe for not more than 2,453,434,457 new A Shares. Such new A Shares represent approximately 20% of the existing number of issued Shares as at the date of this announcement.

The number of the new A Shares to be issued under the A Shares Subscription Agreement will be adjusted in case of ex-right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the date of this announcement to the date of issuance of such new A Shares.

Lock-up period

The new A Shares to be subscribed by CSAH shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of the issuance thereof.

A Share Subscription Price

The A Share Subscription Price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date for the new A Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company. The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date for the new A Shares equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date for the new A Shares divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date for the new A Shares. The closing price of each A Share quoted on the Shanghai Stock Exchange on the date of this announcement was RMB6.64.

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the 20 trading days preceding the Price Benchmark Date for the new A Shares leading to an adjustment of the trading price of the A Shares, the trading prices of the A Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The A Share Subscription Price will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Price Benchmark Date for the new A Shares to the date of issuance of such new A Shares. The abovementioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares.

The aggregate subscription consideration shall be satisfied in cash by CSAH.

After the conditions precedent set out below have all been satisfied, CSAH agreed to subscribe for the new A Shares to be issued pursuant to the Company’s notice and the A Shares Subscription Agreement and to transfer the subscription consideration that are to be satisfied in cash to a designated bank account as notified by the Company in writing.

Conditions precedent

The A Shares Subscription Agreement shall take effect after being executed by the legal or authorised representatives and chopped with the official seals of both parties, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approvals at the EGM and the Class Meetings of the A Share Issuance have been obtained;

(2)	the approval by the board of directors of CSAH or the regulatory authority stipulated in the articles of CSAH of the subscription of the new A Shares by CSAH has been obtained; and

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the entities having supervision and administration duties regarding state owned assets, CSRC and CAACCS, for the A Share Issuance contemplated under the A Shares Subscription Agreement have been obtained.

The Company and CSAH are required to use their best efforts to make or cause to make necessary further action to fulfil the above conditions and A Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ resolution approving the A Share Issuance and an extension has not been granted by passing of the relevant shareholders’ resolution, the A Shares Subscription Agreement shall cease to be of any effect and the Company and CSAH shall have no claims against each other save in respect of claims arising out of any antecedent breach of the A Shares Subscription Agreement. In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders’ resolution approving the A Share Issuance but an extension has been granted by passing of the relevant shareholders’ resolution, the A Shares Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant shareholders’ resolution in relation to the extension granted.

Completion

The completion of the A Shares Subscription Agreement will take place when the Shanghai branch of the China Securities Depository and Clearing Corporation Limited confirms that the new A Shares to be subscribed by CSAH have been fully subscribed by CSAH and the registration has been completed.

2.	H SHARE ISSUANCE

H SHARES SUBSCRIPTION AGREEMENT

On 30 October 2019, Nan Lung (a wholly-owned subsidiary of CSAH) entered into the H Shares Subscription Agreement with the Company, pursuant to which, Nan Lung shall, at the H Share Subscription Price, subscribe in cash for not more than 613,358,614 new H Shares (including 613,358,614 H Shares), raising gross proceeds of not more than HK$3,500.00 million (including HK$3,500.00 million).

Date

30 October 2019

Parties

(1) The Company, as the issuer.

(2) Nan Lung, a wholly-owned subsidiary of CSAH, as the subscriber.

Number of new H Shares to be issued

The Company will issue and Nan Lung will subscribe for not more than 613,358,614 new H Shares (including 613,358,614 H Shares) under the General Mandate. Such new H Shares represent approximately 5% of the existing number of issued Shares as at the date of this announcement.

Lock-up period

The new H Shares to be subscribed for by Nan Lung shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of the issuance thereof except for the transfer of the new H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAH as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock market where the Company is listed. The said transferee will be subject to the same lock-up period described immediately above until expiry of such lock-up period. If the respective requirements of the CSRC and the stock market where the Company is listed regarding the lock-up period are different from the terms of the H Shares Subscription Agreement, Nan Lung should comply with the respective requirements of the CSRC and the stock market where the Company is listed.

During the abovementioned lock-up period, if Nan Lung creates a charge or any other security interests over all or part of the new H Shares Nan Lung would obtain pursuant to the proposed H Share Issuance, and where creation of such charge or security interests would necessitate a transfer of the mentioned new H Shares, Nan Lung warrants that the transferee would be subject to the same lock-up period described above.

H Share Subscription Price

The H Share Subscription Price shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date for the new H Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the Price Benchmark Date for the new H Shares. In addition, the H Share Subscription Price shall not be lower than a price determined as the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 30 October 2019), and (ii) the average closing price of the H Shares in the 5 trading days immediately prior to the date of such Board’s approval. The average trading price of the H Shares in the 20 trading days preceding the Price Benchmark Date for the new H Shares equals to the total trading amount of H Shares traded in the 20 trading days preceding the Price Benchmark Date for the new H Shares divided by the total volume of H Shares traded in the 20 trading days preceding the Price Benchmark Date for the new H Shares.

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period of the 20 trading days preceding the Price Benchmark Date for the new H Shares leading to an adjustment of the trading price of the H Shares, the trading prices of the H Shares for the trading days preceding such adjustment shall be adjusted in view of the ex-right or ex-dividend events. The abovementioned latest audited net asset value per Share attributable to equity shareholders of the Company will be adjusted in case of ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares.

Pursuant to the above-mentioned mechanism to determine the H Share Subscription Price, the closing price of the H Shares on the date of the H Shares Subscription Agreement is HK$4.880, and the average closing price of the H Shares in the 5 trading days immediately prior to the date of the H Shares Subscription Agreement is HK$4.824. Therefore, the H Share Subscription Price would not be lower than HK$4.880 per H Share.

For illustrative purposes only, the minimum subscription price for the new H Shares to be allotted and issued pursuant to the H Share Issuance represents:

(a)	no premium or discount to the closing price of HK$4.880 per H Share quoted on the Stock Exchange on the date of the H Shares Subscription Agreement;

(b)

a premium of approximately 1.16% to the average closing price of HK$4.824 per H Share as quoted on the Stock Exchange for the 5 trading days immediately prior to the date of this announcement and the date of the H Shares Subscription Agreement; and

(c)

a premium of approximately 0.45% to the average closing price of HK$4.858 per H Share as quoted on the Stock Exchange for the 10 trading days immediately prior to the date of this announcement and the date of the H Shares Subscription Agreement.

After the conditions precedent set out below have all been satisfied, Nan Lung agreed to subscribe for the new H Shares to be issued pursuant to the Company’s notice and the H Shares Subscription Agreement and to transfer the subscription consideration that are to be satisfied in cash to a designated bank account as notified by the Company in writing.

Conditions precedent

The H Shares Subscription Agreement shall take effect after being executed by the legal or authorised representatives of both parties, as well as the satisfaction of the following conditions:

(1)	the respective approvals of the Board and of the Shareholders at the EGM of the H Share Issuance have been obtained;

(2)	the approvals by the respective boards of directors of Nan Lung and CSAH of the subscription of new H Shares by Nan Lung under the H Share Issuance have been obtained;

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the entities having supervision and administration duties regarding state owned assets, CSRC, CAACCS and the Stock Exchange, for the H Share Issuance contemplated under the H Shares Subscription Agreement have been obtained; and

(4)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares.

Both parties, the Company and Nan Lung, are required to use their best efforts to make or cause to make necessary further action to fulfil the above conditions and the H Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within the validity period of the shareholders’ resolution approving the H Share Issuance (or the validity period of an extension granted by passing of the relevant shareholders’ resolution regarding the H Share Issuance), the H Shares Subscription Agreement shall cease to be of any effect and the Company and CSAH shall have no claims against each other save in respect of claims arising out of any antecedent breach of the H Shares Subscription Agreement.

Completion

The completion of the H Shares Subscription Agreement will take place after the H Share Issuance. The Company and Nan Lung shall attend to and complete the registration procedures at the relevant registration authority after completion of the transaction under the H Shares Subscription Agreement.

3.	AUTHORISATION TO THE BOARD TO COMPLETE MATTERS RELATING TO THE PROPOSED SHARE ISSUANCE

In order to ensure the smooth implementation of the relevant matters relating to the A Share Issuance and the H Share Issuance, and pursuant to the laws and regulations of the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures on the Administration of Issuance of Securities by Listed Companies, the Listing Rules and the rules of any stock exchange as well as the relevant provisions of the Articles of Association, the Board has proposed to seek authorisation from the Board and its authorised representative(s) at the general meeting for all the powers necessary to proceed with the matters relating to the A Share Issuance and the H Share Issuance, including but not limited to:

(1)

that the Board be authorised to make appropriate adjustments to such plans as described above within the scope of the non-public issue of A Shares and the non-public issuance of H Shares as approved at the general meeting and the specific plans at the time of issuance, and in the event of changes in the policies of the relevant regulatory authorities in relation to the non-public issuance of shares or changes in the market conditions;

(2)

that the Board be authorised to determine the issue price and the amount of issuance to such target within the scope of the non-public issue of A Shares and the non-public issuance of H Shares as approved at the general meeting in accordance with regulatory requirements of the CSRC and other relevant regulatory department;

(3)

that the Board be authorised to amend, supplement, execute, submit, report and implement all the agreements or documents related to the non-public issue of A Shares and the non-public issuance of H Shares and the subscription, including but not limited to the subscription agreements and other documents required to the completion of the closing thereunder, all application documents submitted to the CSRC, all application documents or forms submitted to the Stock Exchange in relation to the listing of new shares, the written communications between the CSRC, the CAACCS, the Shanghai Stock Exchange and the Stock Exchange in relation to the issuance and the subscription (if any) of new shares as well as forms, letters and documents submitted to Shanghai branch of the China Securities Depository and Clearing Corporation Limited and Computershare Hong Kong Investor Services Limited;

(4)

that the Board be authorised to proceed with the share registration procedures, authorise Computershare Hong Kong Investor Services Limited to issue share certificate sealed by the Company for securities issue to the targeted subscriber for H Shares, do all appropriate and necessary acts within the scope of these terms of reference, make all necessary arrangement in relation to the new H Shares admitted to participate in CCASS, finalise A Share and H Share lock-up matters and complete the relevant industrial and commercial registration procedures (as applicable) after completion of the non-public issue of A Shares and the non-public issue of H Shares;

(5)

that the Board be authorised to make corresponding adjustments to the plans for non-public issue of A Shares and non-public issue of H Shares and the plan for use of proceeds, approve and execute any corresponding amendments to the share issue reporting documents relating to financial reporting and earnings forecast (if any) in accordance with the requirements of governing authority;

(6)

that the Board be authorised to execute all the documents relating to the non-public issue of A Shares and the non-public issue of H Shares and conduct other matters relating to the non-public issue of A Shares and the non-public issue of H Shares, save for those matters required by the relevant laws and regulations and the Articles of Association to be approved at the shareholders’ meeting;

(7)

that within the scope of the use of proceeds raised and approved by the shareholders’ meeting, according to the actual progress of the fundraising investment project and the actual capital demand, adjust or decide the specific use arrangement of the proceeds raised and according to the actual progress of the projects and the operational needs, prior to the receipt of the proceeds raised, use the Company’s self-raised funds to implement the fundraising investment project of this offering first, and then replace the funds used after the proceeds raised are in place in accordance with the procedures prescribed by the relevant regulations; and make necessary adjustments to the fundraising investment projects according to the relevant laws and regulations, the requirements of the regulatory authorities and the market conditions;

(8)	that the Board be authorised to set up special account for proceeds;

(9)

that the Board be authorised to decide and engage professional intermediaries undertaking works in relation to the issuance, including but not limited to preparation and submission of documents in accordance with the regulatory requirements, decide to make payment therefor and other relevant matters;

(10)

that the Board be authorised to make decisions on and conduct all other matters relating to the non-public issue of A Shares and the non-public issue of H Shares in accordance with all applicable laws and regulations, as well as rules and requirements prescribed by relevant regulators, and

(11)	the authorisation shall be effective for a period of 12 months from the date of approval on the Letter of Authorisation at the general meeting.

On the basis of the abovementioned authorisation, the Board shall be approved to authorise any one executive director of the Company to decide, handle and deal with all matters relating to the A Share Issuance and the H Share Issuance.

II.	RANKING OF NEW A SHARES AND NEW H SHARES TO BE ISSUED UNDER THE PROPOSED SHARE ISSUANCE AND LOCK-UP PERIOD

The new A Shares to be issued pursuant to the A Shares Issuance will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that such new A Shares to be issued to CSAH are subject to the lock-up period of 36 months.

The new H Shares to be issued pursuant to the H Shares Issuance will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares, except that such new H Shares to be issued to Nan Lung, are subject to the lock-up period of 36 months.

III.	APPLICATION FOR LISTING

The Company will apply to the Shanghai Stock Exchange for the listing of, and permission to deal in, the new A Shares to be issued under the A Share Issuance.

Applications will also be made by the Company to the Stock Exchange for the listing of, and permission to deal in, the new H Shares to be issued under the H Share Issuance.

IV.	SHAREHOLDING STRUCTURE OF THE COMPANY

The following table illustrates the shareholding structure of the Company as at the date of this announcement and immediately after the completion of the Proposed Share Issuance:

Class of shares	as at the date of this announcement

immediately after completion of the

Proposed Share Issuance

(assuming a maximum of 2,453,434,457
A Shares and 613,358,614 H Shares are
fully  subscribed and issued and there is
no further issuance of Shares)

	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)
CSAH (A Shares) 1 and 2	4,528,431,323	36.92%	6,981,865,780	45.53%
Nan Lung (H Shares) [1]	1,671,287,925	13.62%	2,284,646,539	14.90%
Other Shareholders (A Shares)	4,072,291,766	33.20%	4,072,291,766	26.56%
Other Shareholders (H Shares)	1,995,161,272	16.26%	1,995,161,272	13.01%
Total	12,267,172,286	100.00%[3]	15,333,965,357	100.00%[3]

Notes:

1.	The H Shares held by Nan Lung include 31,150,000 H Shares directly held by Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung.
2.

Assuming that 2,453,434,457 new A Shares were issued by the Company and were subscribed by CSAH after completion of the Proposed Share Issuance, and 613,358,614 new H Shares were issued by the Company and were subscribed by Nan Lung after completion of the Proposed Share Issuance.

3.	Discrepancies between the column sum and the total shareholding are due to rounding of percentage numbers.

V.	RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

The Company has not conducted any fund raising exercise in the past 12 months preceding the date of this announcement.

Assuming the maximum number of new A Shares and new H Shares at the respective A Share Subscription Price and the H Share Subscription Price under the Proposed Share Issuance will be issued, the Company will be able to raise gross proceeds of not more than RMB16,800.00 million (including RMB16,800.00 million) from the proposed A Share Issuance and not more than HK$3,500.00 million (including HK$3,500 million) from the proposed H Share Issuance. The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB3,066,793,071. The net price of each new A Share and new H Share to be issued under the Proposed Share Issuance will be determined and disclosed upon completion of the proposed A Share Issuance and proposed H Share Issuance, respectively, and the determination of the relevant expenses incurred or to be incurred in relation to the Proposed Share Issuance in accordance with the requirements of the Listing Rules.

Details on the use of proceeds raised in cash from the A Shares Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are as follows:

Serial No.	Project Name	Total Investment Amount (RMB’0,000)	Maximum Amount of Proceeds to be Used (RMB’0,000)
1.	Procurement of 31 Aircraft	4,025,487.00	1,330,000.00
2.	Repayment of the Company’s borrowings	448,123.00	350,000.00

	Total	4,473,610.00	1,680,000.00

If the actual proceeds to be raised in cash from the A Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will make up for the shortfall by utilising self-raised funds. Before the actual receipt of the proceeds to be raised from the A Share Issuance, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-raised funds, which will be replaced once the proceeds from the A Share Issuance have been received in accordance with the procedures prescribed by the relevant regulations.

The proceeds from the H Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) will be utilised to supplement the general working capital of the Company.

VI.	REASONS FOR AND BENEFITS OF THE PROPOSED SHARE ISSUANCE

The Proposed Share Issuance will help the Company raise funds required for developing its business, enhance the capital strength of the Company, expand the Company’s fleet, lower the Company’s debt-to-assets ratio, increase the Company’s ability to repay its debt, improve the financial performance and position and the asset structure of the Company, enhance the core competitiveness and the comprehensive efficiency of the Company, and provide foundation for future development. As CSAH and Nan Lung are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from CSAH and Nan Lung by way of non-public issue. The Company will be able to raise gross proceeds of not more than RMB16,800.00 million (including RMB16,800.00 million) from the proposed A Share Issuance and not more than HK$3,500.00 million (including HK$3,500 million) from the proposed H Share Issuance, if completed. The Directors consider that the respective A Share Subscription Price and the H Share Subscription Price are fair and reasonable by taking into account the recent trading prices of the A Shares and the H Shares. Having considered the above, the Directors consider the terms of the Proposed Share Issuance are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

The Directors (excluding the independent non-executive Directors) consider that the terms of the Proposed Share Issuance and Share Subscription Agreements were entered into after an arm’s length negotiation and the terms therein are fair and reasonable, the transactions contemplated thereunder are on normal commercial terms or better and in the ordinary and usual course of business of the Group, and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

VII.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Upon completion of the Proposed Share Issuance, the registered share capital and the shareholding structure of the Company will change and therefore the articles regarding the updated registered share capital, the updated number of shares, the updated shareholding structure and/or the Shareholders of the Company in the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM to authorise the Board or its authorised representative to make consequential amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance.

VIII.	LISTING RULES IMPLICATIONS

As CSAH is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAH, and hence they are connected persons of the Company under the Listing Rules, the subscription of new A Shares by CSAH and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

The issuance of new A Shares pursuant to the A Share Issuance will constitute a variation of class rights of the holders of A Shares under the Articles of Association. Pursuant to the Articles of Association and rule 19A.38 of the Listing Rules, the issuance of new A Shares contemplated under the A Share Issuance is required to be subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings.

The new H Shares to be issued pursuant to the H Share Issuance will be allotted and issued under the General Mandate. Under the General Mandate, the Board is authorised to issue new H Shares not exceeding 20% of the total number of H Shares in issue at the date of the 2018 annual general meeting of the Company held on 26 June 2019, being a total of 733,289,839 H Shares. As at the date of this announcement, the Company has not issued any H Shares pursuant to the General Mandate. The issuance of new H Shares under the General Mandate is not subject to Shareholders’ approval, however, as disclosed above, the subscription of new H Shares by Nan Lung constitutes a connected transaction and is subject to Independent Shareholders’ approval at a general meeting,

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee comprising the independent non-executive Directors will be formed to advise Independent Shareholders on the terms of the Share Subscription Agreements and the transactions contemplated thereunder.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Ma Xu Lun, and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Share Subscription Agreements and the transactions contemplated thereunder. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

IX.	INFORMATION OF THE CONTRACTING PARTIES

THE COMPANY

The principal business activity of the Company is that of civil aviation.

CSAH

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments; (ii) engaging in operations in air transportation, as well as other relevant industries including civil aviation passenger and cargo agency, import and export trading, financing, construction and development and media and advertising through CSAH’s subsidiaries.

NAN LUNG

Nan Lung is a company incorporated in Hong Kong, and a direct wholly-owned subsidiary of CSAH. The principal business activity of Nan Lung is investment holding.

X.	GENERAL INFORMATION

The EGM will be held to consider and, if thought fit, approve, among other matters, the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder. The Class Meetings will be convened to seek approval of the Shareholders in respect of the A Share Issuance.

In respect of the proposed resolution to approve the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder, (i) CSAH and its associates, who are directly and indirectly holding an aggregate of 6,199,719,248 Shares (representing approximately 50.54% of the issued share capital of the Company) as at the date of this announcement, are required to abstain from voting at the EGM, (ii) CSAH, who is holding 4,528,431,323 A Shares (representing approximately 36.92% of the issued share capital of the Company) as at the date of this announcement, is required to abstain from voting at the class meeting for holders of A Shares, and (iii) Nan Lung and Perfect Lines (Hong Kong) Limited, who are holding an aggregate of 1,671,287,925 H Shares (representing approximately 13.62% of the issued share capital of the Company) as at the date of this announcement, are required to abstain from voting at the class meeting for holders of H Shares.

A circular containing, among others, further details of the proposed amendments to the Articles of Association, the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder as well as other related matters, together with notices of the EGM and the Class Meetings, is expected to be despatched to the Shareholders as soon as practicable and within 15 business days after the publication of this announcement.

WARNING: As the Proposed Share Issuance and the Subscription Agreements are conditional upon the fulfilment of certain conditions as mentioned above, the Proposed Share Issuance and the Share Subscription Agreements may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

XI.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB 1.00 each in the capital of the Company

“A Share Issuance”	the proposed issuance of new A Shares to CSAH pursuant to the A Shares Subscription Agreement pursuant to the Specific Mandate

“A Shares Subscription Agreement”	the subscription agreement dated 30 October 2019 and entered into between CSAH and the Company under which CSAH agreed to subscribe for, and the Company agreed to issue not more than 2,453,434,457 new A Shares (including 2,453,434,457 A Shares) at the A Share Subscription Price

“A Share Subscription Price”	the subscription price for new A Shares under the A Shares Subscription Agreement, which shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the 90% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date for the new A Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associates”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of directors of the Company

“CAACCS”	Civil Aviation Administration of China Central and Southern Regional Administration

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Class Meetings”	collectively, the class meeting for holders of A Shares to be held immediately after the conclusion of the EGM and the class meeting for holders of H Shares to be held immediately after the conclusion of the said class meeting of holders of A Shares for the purpose of, among others, approving the A Share Issuance

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed thereto under the Listing Rules

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSRC”	China Securities Regulatory Commission

“Director(s)”	the directors of the Company

“EGM”	the forthcoming extraordinary general meeting of the Company to be convened and held for the purpose of, among other things, approving the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder

“General Mandate”	the approval granted by the shareholders of the Company by way of special resolution passed at the Company’s 2018 annual general meeting held on 26 June 2019, which authorised the Board to allot and issue not more than 1,720,144,617 A Shares and 733,289,839 H Shares, representing 20% of the number of each of the A Shares and H Shares in issue as at the date of passing such resolution in accordance with rule 19A.38 of the Listing Rules

“Group”	the Company and its subsidiaries

“H Share(s) ”	H Share(s) of RMB1.00 each in the capital of the Company

“H Share Issuance”	the proposed issuance of new H Shares to Nan Lung pursuant to the H Shares Subscription Agreement under the General Mandate

“H Shares Subscription Agreement”	the subscription agreement dated 30 October 2019 and entered into between Nan Lung and the Company under which Nan Lung agreed to subscribe for, and the Company agreed to allot and issue not more than 613,358,614 new H Shares (including 613,358,614 H Shares) at the H Share Subscription Price

“H Share Subscription Price”	the subscription price for new H Shares under the H Shares Subscription Agreement, which shall not be lower than a price (rounded up to the nearest two decimal places) determined as the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date for the new H Shares, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company, and which shall not be lower than a price determined as the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 30 October 2019), and (ii) the average closing price of the H Shares in the 5 trading days immediately prior to the date of such Board’s approval

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company to be formed to advise the Independent Shareholders in relation to the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Financial Adviser”	TUS Corporate Finance Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Shareholders”	the Shareholders, other than CSAH and its associates

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Nan Lung”	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH

“Price Benchmark Date”	the first day of the issuance period of the new A Shares or the new H Shares (as the case may be)

“Proposed Share Issuance”	collectively, the A Share Issuance and the H Share Issuance

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Share Subscription Agreements”	collectively, the A Shares Subscription Agreement and the H Shares Subscription Agreement

“Specific Mandate”	the specific mandate to be granted by the Shareholders to the Board in relation to the A Share Issuance

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 October 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.